Exhibit 99.2

Table Of Contents

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	2

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	7

1

Brookfield Property Partners L.P.

Condensed Consolidated Balance Sheets

Unaudited (US$ Millions)		As of
	Note	Sep. 30, 2014	Dec. 31, 2013
Assets
Non-current assets
Investment properties	5	$36,467	$34,153
Equity accounted investments	6	9,788	9,281
Participating loan interests	7	639	747
Hotel assets	8	2,219	2,432
Other non-current assets	9	3,763	2,802
Loans and notes receivable	10	96	20
		52,972	49,435
Current assets
Loans and notes receivable	10	85	608
Accounts receivable and other	11	1,119	1,035
Cash and cash equivalents		1,304	1,368
		2,508	3,011
Total assets		$55,480	$52,446

Liabilities and equity
Non-current liabilities
Debt obligations	12	$19,994	$16,520
Capital securities	13	2,116	2,181
Other non-current liabilities		410	250
Deferred tax liabilities		2,271	1,532
		24,791	20,483
Current liabilities
Debt obligations	12	3,649	5,120
Capital securities	13	334	188
Accounts payable and other liabilities	15	1,614	1,665
		5,597	6,973
Total liabilities		30,388	27,456

Equity
Limited partners	16	5,782	2,528
General partner	16	4	4
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	16,17	12,284	11,092
Limited partnership units of Brookfield Office Properties Exchange LP	16,17	704	―
Interests of others in operating subsidiaries and properties	17	6,318	11,366
Total equity		25,092	24,990
Total liabilities and equity		$55,480	$52,446

See accompanying notes to the condensed consolidated financial statements.

2

Brookfield Property Partners L.P.

Condensed Consolidated Income Statements

Unaudited		Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per unit information)	Note	2014	2013	2014	2013
Commercial property revenue	18	$746	$721	$2,211	$2,180
Hospitality revenue		236	294	775	954
Investment and other revenue	19	58	33	324	132
Total revenue		1,040	1,048	3,310	3,266
Direct commercial property expense	20	314	280	959	878
Direct hospitality expense	21	191	244	606	758
Interest expense		298	275	893	818
Depreciation and amortization	22	37	40	113	127
Administration and other expense	23	90	100	269	211
Total expenses		930	939	2,840	2,792
Fair value gains, net	24	781	185	2,363	775
Share of net earnings from equity accounted investments	6	257	149	786	543
Income before income taxes		1,148	443	3,619	1,792
Income tax expense	14	105	60	794	355
Net income		$1,043	$383	$2,825	$1,437

Net income attributable to:
Limited partners(1)		$335	$39	$664	$83
General partner(1)		―	―	―	―
Brookfield Asset Management Inc.(2)		―	―	―	232
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units(1)		600	196	1,501	402
Limited partnership units of Brookfield Office Properties Exchange LP		43	―	77	―
Interests of others in operating subsidiaries and properties		65	148	583	720
		$1,043	$383	$2,825	$1,437
Net income per LP Unit:
Basic(3)	16	$1.37	$0.50	$3.43	$1.04
Diluted(3)	16	$1.25	$0.50	$3.26	$1.04
(1)	For periods subsequent to April 15, 2013.
(2)	For periods prior to April 15, 2013.
(3)	Net income per LP Unit has been presented effective for the period from the date of the Spin-off on April 15, 2013, as this is the date of legal entitlement of earnings to the LP Unit holders.

See accompanying notes to the condensed consolidated financial statements.

3

Brookfield Property Partners L.P.

Condensed Consolidated Statements of Comprehensive Income

Unaudited (US$ Millions)	Three months ended Sep. 30,			Nine months ended Sep. 30,
	Note	2014	2013	2014	2013
Net income		$1,043	$383	$2,825	$1,437
Other comprehensive (loss) income:	26
Foreign currency translation		(372)	126	(236)	(623)
Cash flow hedges		(2)	5	(93)	122
Available-for-sale securities		1	(1)	4	5
Equity accounted investments		(72)	55	(19)	17
Total other comprehensive (loss) income		(445)	185	(344)	(479)
Total comprehensive income		$598	$568	$2,481	$958
Comprehensive income attributable to:
Limited partners(1)
Net income		$335	$39	$664	$83
Other comprehensive (loss) income		(112)	16	(83)	(39)
		223	55	581	44
General partner(1)
Net income		―	―	―	―
Other comprehensive (loss) income		―	―	―	―
		―	―	―	―
Brookfield Asset Management Inc.(2)
Net income		―	―	―	232
Other comprehensive (loss) income		―	―	―	(25)
		―	―	―	207
Non-controlling interests
Redeemable/exchangeable and special limited partnership units (1)
Net income		600	196	1,501	402
Other comprehensive (loss) income		(200)	80	(187)	(185)
		400	276	1,314	217
Limited partnership units of Brookfield Office Properties Exchange LP (1)
Net income		43	―	77	―
Other comprehensive (loss) income		(14)	―	(10)	―
		29	―	67	―
Interests of others in operating subsidiaries and properties (1)
Net income		65	148	583	720
Other comprehensive (loss) income		(119)	89	(64)	(230)
		(54)	237	519	490
Total comprehensive income		$598	$568	$2,481	$958
(1)	For periods subsequent to April 15, 2013.
(2)	For periods prior to April 15, 2013.

See accompanying notes to the condensed consolidated financial statements

4

Brookfield Property Partners L.P.

Condensed Consolidated Statements of Changes in Equity

Unaudited (US$ Millions)	Brookfield Asset Management Inc.			Limited partners					General partner				Non-controlling Interests
	Equity	Accumulated other comprehensive (loss) income	Brookfield Asset Management Inc. equity	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Limited partners equity	Capital	Retained earnings	Accumulated other comprehensive (loss) income	General partner equity	Redeemable /exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2013	$ -	$ -	$ -	$ 2,470	$ 62	$ -	$ (4)	$ 2,528	$ 4	$ -	$ -	$ 4	$ 11,092	$ -	$ 11,366	$ 24,990
Net income	-	-	-	-	664	-	-	664	-	-	-	-	1,501	77	583	2,825
Other comprehensive income (loss)	-	-	-	-	-	-	(83)	(83)	-	-	-	-	(187)	(10)	(64)	(344)
Total comprehensive income (loss)	-	-	-	-	664	-	(83)	581	-	-	-	-	1,314	67	519	2,481
Distributions	-	-	-	-	(141)	-	-	(141)		-		-	(328)	(16)	(1,523)	(2,008)
Issuance / repurchase of interest in operating subsidiaries	-	-	-	2,322	-	430	(69)	2,683	-	-	-	-	(50)	1,040	(4,044)	(371)
Exchange of exchangeable units	-	-	-	109	8	18	(4)	131	-	-	-	-	256	(387)	-	-
Balance as at Sep. 30, 2014	$ -	$ -	$ -	$ 4,901	$ 593	$ 448	$ (160)	$ 5,782	$ 4	$ -	$ -	$ 4	$ 12,284	$ 704	$ 6,318	$ 25,092

Balance as at Dec. 31, 2012	$ 12,956	$ 207	$ 13,163	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 10,840	$ 24,003
Net income	232	-	232	-	83	-	-	83	-	-	-	-	402	-	720	1,437
Other comprehensive income (loss)	-	(25)	(25)	-	-	-	(39)	(39)	-	-	-	-	(185)	-	(230)	(479)
Total comprehensive income (loss)	232	(25)	207	-	83	-	(39)	44	-	-	-	-	217	-	490	958
Contributions and equity issuances of subsidiaries	147	-	147	(6)	-	-	-	(6)	-	-	-	-	(29)	-	721	833
Distributions	(230)	-	(230)	-	(30)	-	-	(30)	-	-	-	-	(147)	-	(550)	(957)
Unit issuance / Reorganization	(13,105)	(182)	(13,287)	2,043	-	-	38	2,081	4	-	-	4	10,031	-	(438)	(1,609)
Balance as at Sep. 30, 2013	$ -	$ -	$ -	$ 2,037	$ 53	$ -	$ (1)	$ 2,089	$ 4	$ -	$ -	$ 4	$ 10,072	$ -	$ 11,063	$ 23,228

See accompanying notes to the condensed consolidated financial statements.

5

Brookfield Property Partners L.P.

Condensed Consolidated Statements of Cash Flows

Unaudited		Nine months ended Sep. 30,
(US$ Millions)	Note	2014	2013
Operating activities
Net income		$2,825	$1,437
Share of equity accounted earnings, net of distributions		(307)	(405)
Fair value (gains) losses, net	24	(2,363)	(775)
Deferred income tax expense	14	788	353
Depreciation and amortization	22	113	127
Working capital and other		(647)	(613)
		409	124
Financing activities
Debt obligations, issuance		7,673	5,911
Debt obligations, repayments		(5,405)	(4,550)
Capital securities redeemed		―	(201)
Non-controlling interests, issued		1,009	642
Non-controlling interests, purchased		(1,538)	―
Distributions to non-controlling interests in operating subsidiaries		(1,235)	(468)
Contributions from Brookfield Asset Management Inc.		―	35
Distributions to Brookfield Asset Management Inc.		―	(286)
Distributions to limited partnership unitholders		(141)	(30)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(328)	(147)
Distributions to holders of Brookfield Office Properties Exchange LP units		(16)	―
		19	906
Investing activities
Investment properties, proceeds of dispositions		1,242	930
Investment properties, investments		(1,801)	(1,408)
Investment in equity accounted investments		(397)	(160)
Proceeds from sale of equity accounted investments		231	115
Financial assets, proceeds of dispositions		1,185	329
Financial assets, acquisitions		(1,035)	(119)
Other property, plant and equipment, proceeds of dispositions		146	―
Other property, plant and equipment, investments		(18)	―
Restricted cash and deposits		(18)	(47)
		(465)	(360)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		(37)	670
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		(27)	2
Balance, beginning of period		1,368	894
Balance, end of period		$1,304	$1,566

Supplemental cash flow information
Cash paid for:
Income taxes		$58	$80
Interest (excluding dividends on capital securities)		$825	$702

See accompanying notes to the condensed consolidated financial statements.

6

Brookfield Property Partners L.P.

Notes to the Condensed Consolidated Financial Statements

NOTE 1.	Organization and NATURE OF THE Business

Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. BPY is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole material asset is a 36% managing general partnership unit interest in Brookfield Property L.P. (the “operating partnership”), which holds the partnership’s interest in commercial and other income producing property operations. Prior to August 8, 2013, the partnership’s interest in the operating partnership was comprised solely of a limited partnership interest in class A limited partnership units (the “Class A LP Units”) of the operating partnership. Effective August 8, 2013, the Class A LP Units were renamed managing general partner units. The managing general partner units provide the partnership with the power to direct the relevant activities of the operating partnership.

The partnership’s limited partnership units (“BPY Units” or “LP Units”) are listed and publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols ‘‘BPY’’ and ‘‘BPY.UN’’, respectively. The registered head office of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2.	Summary of significant accounting policies
a)	Statement of compliance

The interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, have been omitted or condensed.

These condensed consolidated financial statements as of and for the three and nine months ended September 30, 2014 were approved and authorized for issue by the Board of Directors of the partnership on November 5, 2014.

b)	Basis of presentation

The interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2013, except for the impact of adoption of the accounting standard described below. Consequently, the information included in these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the partnership’s annual report on Form 20-F for the year ended December 31, 2013.

The interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with IFRS. The results reported in these interim condensed consolidated financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year.

The interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. Dollars rounded to the nearest million unless otherwise indicated.

c)	Change in operating segments

In April 2014, the partnership realigned its operating segments as a result of changes to the organizational and governance structure of the partnership’s businesses to align the structures more closely with the nature of the partnership’s investments, such as the acquisition of additional interests in Brookfield Office Properties Inc. (“Brookfield Office Properties” or “BPO”). Such realignment gave rise to changes in how the partnership presents information for financial reporting and management decision-making purposes. During the third quarter of 2014, the partnership further evaluated its segments and realigned the partnership’s operating segments to be the following: i) Office, ii) Retail, iii) Industrial, iv) Multi-family, v) Hotels, and vi) Corporate. All prior period segment disclosures have been recast to reflect changes in the partnership’s operating segments. Certain other prior year amounts have been reclassified to conform to the current year presentation. See Note 31, Segment Information, for further discussion.

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d)	Estimates

The preparation of the partnership’s interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the partnership’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Summary of Significant Accounting Policies, to the partnership’s consolidated financial statements for the year ended December 31, 2013 and have been consistently applied in the preparation of the interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2014.

e)	Adoption of Accounting Standard

In May 2013, the IASB issued IFRS Interpretations Committee Interpretation (“IFRIC”) 21, Levies (“IFRIC 21”). The partnership adopted IFRIC 21 effective January 1, 2014. IFRIC 21 addresses when an entity should recognize a liability to pay a government levy other than income taxes. IFRIC 21 is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). IAS 37 sets out criteria for the recognition of a liability, one of which requires an entity to have a present obligation as a result of a past event. IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of this guidance did not have any significant impact on the partnership’s interim condensed consolidated financial statements.

f)	Continuity of interests

On April 15, 2013, Brookfield Asset Management completed a spin-off of its commercial property operations (the “Business”) to the partnership (the “Spin-off”), which was effected by way of a special dividend of units of the partnership to holders of Brookfield Asset Management’s Class A and B limited voting shares as of March 26, 2013. Brookfield Asset Management directly and indirectly controlled the Business prior to the Spin-off and continues to control the partnership subsequent to the Spin-off through its interests in the partnership. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of the Business. Accordingly, the partnership has reflected the Business in its financial position and results of operations using Brookfield Asset Management’s carrying values prior to the Spin-off.

To reflect the continuity of interests, the interim condensed consolidated financial statements provide comparative information of the Business for the periods prior to the Spin-off, as previously reported by Brookfield Asset Management. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off have been reflected prospectively from the date of the Spin-off and have not been reflected in the results of operations or financial position of the partnership prior to April 15, 2013 as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to April 15, 2013 is presented based on the historical financial information for the contributed operations as previously reported by Brookfield Asset Management. For the periods after the Spin-off, the results are based on the actual results of the partnership, including the adjustments associated with the Spin-off and the execution of several new and amended agreements including management service and relationship agreements (see Note 29, Related Parties, for further discussion). Certain of these new or amended agreements resulted in differences in the basis of accounting as recorded by Brookfield Asset Management and as recorded by the partnership.

NOTE 3.	ACQUISITION OF BROOKFIELD OFFICE PROPERTIES INC.

As of December 31, 2013, the partnership’s interest in Brookfield Office Properties consisted of 49% of its outstanding common shares and 97% of its outstanding voting preferred shares. On February 12, 2014, the partnership and its indirect subsidiaries Brookfield Office Properties Exchange LP (“Exchange LP”) and Brookfield Property Split Corp. (“BOP Split”, and collectively with BPY and Exchange LP, the “Purchasers”), announced the commencement of the tender offer to acquire any or all of the common shares of Brookfield Office Properties that they did not already own (the “Offer”). Under the Offer, Brookfield Office Properties shareholders were able to elect to receive one BPY limited partnership unit or $20.34 in cash for each BPO common share tendered, subject in each case to pro-ration based on a maximum number of BPY limited partnership units and maximum cash consideration equating to approximately 67% and 33%, respectively, of the total number of BPO common shares subject to the Offer. BOP Split was incorporated as a wholly-owned subsidiary of Brookfield BPY Holdings Inc., a primary holding subsidiary of the partnership, to acquire common stock of BPO under the Offer and was established as a preferred share issuer.

Immediately after completion of the Offer, the Purchasers owned 92% of the outstanding BPO common shares. In June 2014, the Purchasers completed a subsequent acquisition of all the remaining BPO common shares by way of a plan of arrangement (the “Arrangement”) under Canadian corporate law. Under the Arrangement, holders of BPO securities received the following consideration:

a)	Common Shares

Pursuant to the terms of the Arrangement, BPO shareholders were able to receive either one limited partnership unit of BPY or $20.34 in cash for each BPO common share held, subject to pro-ration. Canadian BPO shareholders were given the option to receive, in lieu of BPY Units, limited partnership units of Exchange LP (“Exchange LP Units”). Shareholders electing to receive BPY Units, or Exchange LP Units, received one limited partnership unit for each BPO common share tendered (or deemed tendered). Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for BPY Units, subject to certain terms and applicable law. An Exchange LP Unit provides a holder thereof with economic terms which are substantially equivalent to those of a BPY Unit.

8

b)	Preferred Shares

Holders of outstanding BPO Class AAA Preference Shares, Series G, Series H, Series J, and Series K (collectively, the “BPO Convertible Preference Shares”), were given the option to elect either:

i.	to exchange their BPO Convertible Preference Shares for BOP Split senior preferred shares (“BOP Split Senior Preferred Shares”), subject to minimum listing requirements and a maximum of 1,000,000 BOP Split Senior Preferred Shares issued per series, pro-rated, or
ii.	to continue holding their BPO Convertible Preference Shares, the conditions of which were modified in order to provide for the BPO Convertible Preference Shares to be exchangeable into BPY Units rather than convertible into BPO common shares.

c)	Class A Voting Preferred Shares

All Class A Series A and B voting preference shares of BPO, other than those held by the Purchasers or their subsidiaries, were redeemed by BPO for cash.

Under IFRS 10, Consolidated Financial Statements, the buy-out of a non-controlling interest by a parent is accounted for as an equity transaction. As a result of the Offer and Arrangement, BPY owns 100% of the issued and outstanding common shares of BPO. Prior to the Arrangement, BPO was consolidated by BPY. Subsequent to the Arrangement, BPY will continue to consolidate BPO. In addition, and in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”), transaction costs associated with such a transaction are accounted for as a deduction of equity in the consolidated financial statements. As a result, the partnership deducted approximately $25 million from equity for the nine months ended September 30, 2014.

NOTE 4.	BUSINESS ACQUISITIONS AND COMBINATIONS

The partnership accounts for business combinations using the acquisition method of accounting under IFRS 3, Business Combinations (“IFRS 3”), pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition. Financial results of each transaction are included within the partnership’s condensed consolidated statements of income from the dates of each acquisition. The partnership completed the following acquisitions during the nine months ended September 30, 2014.

In September 2014, the partnership acquired a 51% interest in Faria Lima 3500, an office building located in São Paulo, Brazil, for a net purchase price of approximately $189 million. The acquisition is accounted for as a business combination in accordance with IFRS 3 and consequently, the partnership has consolidated the office building since the acquisition date.

In June 2014, the partnership acquired an additional 50% interest in KPMG Tower in Sydney for a net purchase price of approximately $130 million bringing its ownership in the property to 100%. The acquisition of the additional interest in KPMG Tower is accounted for as a business combination in accordance with IFRS 3 and KPMG Tower has been consolidated by the partnership since the acquisition date. Prior to the acquisition date, KPMG Tower was accounted for as an investment in joint operations.

In January 2014, the partnership purchased an additional 23.6% interest in Five Manhattan West (previously known as 450 West 33rd Street) for a net purchase price of $57 million, which includes cash consideration of $50 million and the settlement of a $7 million loan receivable. As a result, the partnership’s ownership in Five Manhattan West increased to 98.6%. The partnership has consolidated Five Manhattan West as a result of the business combination in accordance with IFRS 3 since the acquisition date, prior to which it was accounted for as an investment in joint venture under the equity method of accounting.

The following table summarizes the impact of significant acquisitions during the nine months ended September 30, 2014 that resulted in consolidation:

(US$ Millions)	Five Manhattan West(2)	KPMG Tower	Faria Lima 3500	Other Business Combinations	Total
Cash and cash equivalents	$54	―	―	6	$60
Accounts receivable and other	3	―	―	4	7
Investment properties	653	130	307	202	1,292
Total assets	710	130	307	212	1,359
Less:
Accounts payable and other liabilities	(2)	―	―	(1)	(3)
Debt obligations	(462)	―	(118)	―	(580)
Non-controlling interests(1)	(4)	―	―	―	(4)
Net assets acquired	$242	130	189	211	$772

Consideration	$57	130	189	211	$587
(1)	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets, liabilities, and contingent liabilities on the date of acquisition.
(2)	Consideration for the acquisition of Five Manhattan West is before considering the existing investment in joint venture accounted for under the equity method of accounting.
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In the period from the acquisition date to September 30, 2014, the partnership recorded revenue and net income in connection with these acquisitions of approximately $52 million and $26 million, respectively. If the acquisitions had occurred on January 1, 2014, the partnership’s total revenue and net income would have been $3,399 million and $2,868 million, respectively, for the nine months ended September 30, 2014.

Acquisition-related costs, which primarily relate to legal and consulting fees, are expensed as incurred in accordance with IFRS 3 and included in administration and other expense on the condensed consolidated statements of income.

NOTE 5.	iNVESTMENT PROPERTIES

The following table presents a roll forward of investment property balances for the nine months ended September 30, 2014 and the year ended December 31, 2013:

	Nine months ended Sep. 30, 2014			Year ended Dec. 31, 2013
	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
(US$ Millions)
Balance, beginning of period	$31,679	$2,474	$34,153	$30,211	$1,485	$31,696
Additions:
Property acquisitions	1,307	22	1,329	4,224	637	4,861
Capital expenditures	576	596	1,172	514	490	1,004
Property dispositions(1)	(1,792)	(53)	(1,845)	(1,340)	(193)	(1,533)
Fair value gains, net	1,719	239	1,958	805	143	948
Change in presentation on Spin-off(2)	―	―	―	(1,421)	―	(1,421)
Change in basis of presentation(3)	―	―	―	(175)	(36)	(211)
Foreign currency translation	(452)	(69)	(521)	(1,264)	(66)	(1,330)
Other	147	74	221	125	14	139
Balance, end of period	$33,184	$3,283	$36,467	$31,679	$2,474	$34,153
(1)	Property dispositions represent the carrying value on date of sale.
(2)	Certain investment properties have been reclassified to equity accounted investments and participating loan interests to reflect the accounting impact of contractual relationships created or modified in conjunction with the Spin-off.
(3)	Due to the reorganization of ownership interests between the partnership and Brookfield Asset Management in 2013, certain operating and development assets have been reclassified to/from equity accounted investments, as they were held through entities that the partnership previously consolidated and are now equity accounted investments.

The partnership’s investment properties balance consists of commercial properties which are held to earn rental income and commercial developments that are being constructed or developed for future use as commercial properties. Commercial properties and commercial developments are recorded at fair value within investment properties on the consolidated balance sheet. Related fair value gains and losses are recorded in net income in the period in which they arise. The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows (including rental payments and other outflows) in respect of such leases. Where available, the partnership determines the fair value of commercial properties based on recent sales of similar property in the same location and condition and subject to a similar leasing profile. Where comparable current sales in an active market do not exist, the partnership considers information from a variety of sources, including: i) discounted cash flows based on reliable estimates of future cash flows, supported by the terms of existing lease and other contracts, and evidence such as current market rents for similar properties in the same location and condition, using discount rates to reflect uncertainty in the amount and timing of the cash flows; ii) recent prices of similar properties in less active markets, with adjustments to reflect any change in economic conditions since the date of the observed transactions that occurred at those prices, including market rents and discount or capitalization rates; and iii) current prices in an active market for properties of a different nature, condition or location, including differences in leasing and other contracts.

In certain cases, these sources will suggest different conclusions about the fair value of an investment property. In such cases, the partnership considers the reasons for any such differences in validating the most reliable estimate of fair value. Investment property valuations are completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Fair values are primarily determined by discounting the expected future cash flows as opposed to the direct capitalization approach. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. In circumstances where there is low uncertainty as to the timing and amount of expected cash flows, which is primarily due to the lease profile, maturity and the market in which the property is located, a discounted cash flow approach is applied.

10

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership measures and records its commercial properties and developments using valuations prepared by management. The partnership does not measure or record its properties based on valuations prepared by external valuation professionals.

Values are most sensitive to changes in discount rates and timing or variability of cash flows. The key valuation metrics for the partnership’s consolidated commercial properties and equity accounted investments are set forth in the following tables below on a weighted-average basis:

		Sep. 30, 2014			Dec. 31, 2013
Consolidated Properties	Primary valuation method	Discount Rate	Terminal Capitalization Rate	Investment Horizon (yrs.)	Discount Rate	Terminal Capitalization Rate	Investment Horizon (yrs.)

Office
United States	Discounted cash flow	7.2%	6.0%	11	7.5%	6.3%	11
Canada	Discounted cash flow	6.4%	5.7%	11	6.4%	5.7%	11
Australia	Discounted cash flow	8.3%	6.9%	10	8.4%	7.2%	10
Europe	Discounted cash flow	6.3%	5.3%	10	6.7%	5.3%	10
Brazil(1)	Discounted cash flow	8.5%	7.5%	10	n/a	n/a	n/a
Retail
Brazil	Discounted cash flow	9.1%	7.2%	10	9.0%	7.2%	10
Australia(2)	Discounted cash flow	n/a	n/a	n/a	10.3%	9.5%	10
Industrial	Discounted cash flow	8.2%	7.5%	10	8.9%	7.7%	10
Multi-family(3)	Direct capitalization	5.8%	n/a	n/a	6.0%	n/a	n/a

(1) In the third quarter of 2014, the partnership acquired a 51% interest in an office building in São Paulo, Brazil.

(2)	No discounted cash flow performed at September 30, 2014 as sole remaining asset is subject to conditional sale.
(3)	The valuation method used to value multi-family properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

		Sep. 30, 2014			Dec. 31, 2013
Equity Accounted Investments(1)	Primary valuation method	Discount Rate	Terminal Capitalization Rate	Investment Horizon (yrs.)	Discount Rate	Terminal Capitalization Rate	Investment Horizon (yrs.)

Office
United States	Discounted cash flow	6.4%	5.5%	9	6.6%	5.9%	9
Australia	Discounted cash flow	8.3%	6.9%	10	8.7%	7.3%	10
Retail
United States	Discounted cash flow	7.6%	5.8%	10	7.6%	5.8%	10
Industrial	Discounted cash flow	7.2%	6.7%	10	7.8%	7.0%	10
Multi-family(2)	Direct capitalization	5.5%	n/a	n/a	5.6%	n/a	n/a

(1) See Note 6 for further discussion on the partnership’s equity accounted investments.

(2)	The valuation method used to value multi-family investments is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

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NOTE 6.	EQUITY ACCOUNTED INVESTMENTS

The partnership has investments in joint arrangements that are joint ventures, and also has investments in associates. Joint ventures hold individual commercial properties and developments that the partnership owns together with co-owners where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners. Details of the partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method, are as follows:

			Proportion of Ownership Interests/Voting Rights Held by the Partnership		Carrying value
(US$ Millions)	Principal Activity	Principal Place of Business	Sep. 30, 2014	Dec. 31, 2013	Sep. 30, 2014	Dec. 31, 2013
Joint Ventures
245 Park Avenue, New York	Property holding company	United States	51%	51%	$712	$653
Grace Building, New York	Property holding company	United States	50%	50%	526	695
Five Manhattan West, New York(1)	Property holding company	United States	n/a	75%	―	191
E&Y Complex, Sydney	Property holding company	Australia	50%	50%	235	236
Republic Plaza(2)	Property holding company	United States	50%	n/a	103	―
Other	Various	United States	12%-83%	13%-83%	946	906
					2,522	2,681
Associates
General Growth Properties, Inc. (“GGP”)	Real Estate Investment Trust	United States	29%	28%	6,430	6,044
Rouse Properties, Inc. (“Rouse”)	Real Estate Investment Trust	United States	34%	39%	405	399
Diplomat Resort and Spa (“Diplomat”)	Property holding company	United States	90%	n/a	212	―
Other	Various	Various	23%-49%	24%-42%	219	157
					7,266	6,600
Total equity accounted investments					$9,788	$9,281
(1)	See Note 4 for further discussion.
(2)	At December 31, 2013, Republic Plaza was consolidated and presented at fair value within investment properties on the condensed consolidated balance sheet as the partnership’s ownership of the property, through BPO, was 100%. See below for further discussion.

In the third quarter of 2014, the partnership, through funds sponsored by Brookfield Asset Management, acquired a 90% interest in Diplomat, which is located in Hollywood, Florida, for an equity contribution of approximately $212 million. Neither the partnership nor Brookfield Asset Management have control over Diplomat. As a result, the partnership, through its consolidated interests in affiliated entities, accounts for its investment in Diplomat as an equity accounted investment.

In April 2014, BPO sold 50% of its interest in Republic Plaza, which is located in Denver, Colorado, through the establishment of a 50/50 joint venture partnership for approximately $98 million. Republic Plaza was previously consolidated within investment properties on the condensed consolidated balance sheet. BPO continues to retain joint control of the resulting joint venture in accordance with IFRS 11, Joint Arrangements, and as of the sale date, recorded and presented Republic Plaza as an equity accounted investment on the condensed consolidated balance sheet at $98 million. BPO has retained management and leasing responsibilities at Republic Plaza.

The fair value of the common shares of GGP held by the partnership based on the trading price of GGP common stock as of September 30, 2014 is $6.0 billion (December 31, 2013 - $5.1 billion). The fair value of the common shares of Rouse held by the partnership based on the trading price of Rouse common stock as of September 30, 2014 is $313 million (December 31, 2013 - $430 million). There are no quoted market prices for the partnership’s other equity accounted investments.

Summarized financial information in respect of the partnership’s equity accounted investments is presented below:

(US$ Millions)	Sep. 30, 2014	Dec. 31, 2013
Non-current assets	$52,178	$49,681
Current assets	2,206	1,695
Total assets	54,384	51,376
Non-current liabilities	22,653	20,945
Current liabilities	2,047	2,325
Total liabilities	24,700	23,270
Net assets	29,684	28,106
Partnership’s share of net assets	$9,788	$9,281

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	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Revenue	$1,116	$1,080	$3,129	$3,363
Expenses	825	788	1,770	2,377
Income before fair value gains, net	291	292	1,359	986
Fair value gains, net	423	106	1,041	662
Net income	714	398	2,400	1,648
Partnership’s share of net earnings	$257	$149	$786	$543

NOTE 7.	Participating loan interests

Participating loan interests represent interests in certain properties in Australia that do not provide the partnership with control over the entity that owns the underlying property and are accounted for as loans and receivables and held at amortized cost on the condensed consolidated balance sheets. The instruments, which are receivable from a wholly-owned subsidiary of Brookfield Asset Management, have contractual maturity dates of September 26, 2020 and February 1, 2023, subject to the partnership’s prior right to convert into direct ownership interests in the underlying commercial properties, and have contractual interest rates that vary with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following properties:

(US$ Millions)	Participation Interest
Name of Property		Sep. 30, 2014	Dec. 31, 2013
Darling Park Complex, Sydney	30%	$167	$161
IAG House, Sydney	50%	109	110
NAB House, Sydney(1)	―	―	105
Bourke Place Trust, Melbourne	43%	178	174
Jessie Street, Sydney	100%	150	130
Fujitsu Centre, Sydney(2)	―	―	30
Infrastructure House, Canberra	100%	35	37
Total participating loan interests		$639	$747
(1)	During the first quarter of 2014, BPO sold its 25% participating interest in NAB House in Sydney for approximately $105 million in net proceeds.
(2)	During the second quarter of 2014, the partnership sold its economic interest in Fujitsu Centre for approximately $33 million in net proceeds.

Included in the balance of participating loan interests is an embedded derivative representing the partnership’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported through earnings in fair value gains, net on the condensed consolidated statements of income. As of September 30, 2014, the carrying value of the embedded derivative is $45 million (December 31, 2013 - $56 million).

For the three and nine months ended September 30, 2014, the partnership recognized interest income on the participating loan interests of $13 million (2013 – $14 million) and $40 million (2013 – $27 million), respectively, and fair value gains of $11 million (2013 – $nil) and $27 million (2013 – $22 million), respectively.

Summarized financial information in respect of the properties underlying the partnership’s investment in participating loan interests is set out below:

(US$ Millions)	Sep. 30, 2014	Dec. 31, 2013
Non-current assets	$2,184	$2,678
Current assets	55	53
Total assets	2,239	2,731
Non-current liabilities	883	363
Current liabilities	35	660
Total liabilities	918	1,023
Net assets	$1,321	$1,708

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Revenue	$49	$58	$153	$120
Expenses	25	30	74	58
Earnings before fair value gains, net	24	28	79	62
Fair value gains (losses), net	18	(2)	38	42
Net earnings	$42	$26	$117	$104

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NOTE 8.	HOTEL ASSETS

Consolidated hotel assets primarily consist of the partnership’s hotel properties received as part of the acquisitions of Paradise Island Holdings Limited (“Atlantis”) and BREF HR, LLC (“Hard Rock Hotel and Casino”). Hotel assets are presented on a cost basis, net of accumulated fair value changes and accumulated depreciation. Accumulated fair value changes include unrealized revaluations of hotel assets using the revaluation method, which are recorded in revaluation surplus as a component of equity, as well as unrealized impairment losses recorded in net income. The partnership determines the fair value of these assets on an annual basis as of December 31 by discounting the expected future cash flows using internal valuations.

The following table presents the change to the components of the partnership’s hotel assets from the beginning of the year:

(US$ Millions)	Sep. 30, 2014	Dec. 31, 2013
Cost:
Balance, beginning of the period	$2,569	$3,129
Net additions (dispositions)	(128)	133
Foreign exchange translation	―	(85)
Change in basis of presentation(1)	―	(608)
	2,441	2,569
Accumulated fair value changes:
Balance, beginning of the period	129	1
Increase from revaluation	―	138
Provision for impairment	―	(7)
Disposals	―	(3)
	129	129
Accumulated depreciation:
Balance, beginning of the period	(266)	(160)
Depreciation	(85)	(125)
Change in basis of presentation(1)	―	19
	(351)	(266)
Total hotel assets	$2,219	$2,432
(1)	Certain hotel assets in Australia, which are held through an entity which was previously consolidated by the partnership through September 29, 2013, have been reclassified to equity accounted investments as of September 30, 2013.

NOTE 9.	OTHER NON-CURRENT ASSETS

The components of other non-current assets are as follows:

(US$ Millions)	Sep. 30, 2014	Dec. 31, 2013
Securities designated as fair value through profit or loss (“FVTPL”)	$1,948	$1,068
Derivative assets	1,108	868
Securities designated as available-for-sale (“AFS”)	148	124
Goodwill	90	120
Other	469	622
Total other non-current assets	$3,763	$2,802

a)	Securities designated as FVTPL

Securities designated as FVTPL are financial assets that are stated at fair value on the consolidated balance sheets, with any gains or losses arising on remeasurement recognized in fair value gains, net on the consolidated statements of income.

Securities designated as FVTPL primarily includes the partnership’s 22% common equity interest in Canary Wharf Group plc (“Canary Wharf”), a privately held commercial property investment and development company in the United Kingdom, and a $500 million investment in preferred equity of China Xintiandi (“CXTD”), an entity whose common equity is wholly-owned by Hong Kong listed developer Shui On Land. CXTD owns Shui On Land’s portfolio of retail and office properties in Shanghai.

The partnership has determined that it does not exercise significant influence over these aforementioned entities.

b)	Derivative assets

Derivative assets primarily include the carrying amount of warrants to purchase shares of common stock of GGP with a carrying amount of $1,076 million (December 31, 2013 - $868 million). The fair value of the GGP warrants as of September 30, 2014 was determined using a Black-Scholes option pricing model, assuming a 3.1 year term (December 31, 2013 - 3.9 year term), 51% volatility (December 31, 2013 - 51% volatility), and a risk free interest rate of 1.08% (December 31, 2013 - 1.49%).

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c)	Securities designated as AFS

Securities designated as AFS are financial assets that are stated at fair value on the condensed consolidated balance sheets, with any fair value gains or losses recognized in other comprehensive income and reclassified to net income upon sale or impairment.

At September 30, 2014 securities designated as AFS includes $106 million (December 31, 2013 – $105 million) which represents the partnership’s 10% common equity interest and $92 million preferred equity interest in 1625 Eye Street in Washington, D.C. The preferred equity securities, bearing a fixed dividend of 6.50%, are redeemable by the issuer at par in 2016 and are pledged as security for a loan payable to the issuer in the amount of $92 million (December 31, 2013 – $92 million) recognized in other non-current financial liabilities.

Securities designated as AFS also includes $31 million as of September 30, 2014 which represents the partnership’s 10% common equity interest in Heritage Plaza in Houston that resulted from the disposition of a 41% interest, net of a 49% non-controlling interest, in the property during the first quarter of 2014. The 49% non-controlling interest previously consolidated was also disposed of.

d)	Goodwill

Goodwill is attributable to a portfolio premium recognized in connection with the historical purchase of the partnership’s Brazilian retail assets. At the time of purchase, the fair value of the portfolio as a whole exceeded that of all portfolio assets. The partnership performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use.

During the third quarter of 2014, the partnership assessed the local economic environment as well as other market conditions and concluded that the carrying amount of the retail asset portfolio in São Paulo, Brazil exceeded its recoverable amount. Consequently, management recognized an impairment loss on goodwill of approximately $27 million, which has been recorded in income in the current period. As a result of the impairment charge and a $3 million decrease attributable to foreign currency translation, the resulting carrying value of goodwill as of September 30, 2014 is $90 million.

The partnership will continue monitoring events or circumstances that may result in goodwill impairment charges in the future.

e)	Other

Other primarily includes the partnership’s finite-lived intangible assets which are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the condensed consolidated balance sheets. These intangible assets primarily represent the trademark and licensing assets acquired as part of the acquisitions of Atlantis and Hard Rock Hotel and Casino. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. As of September 30, 2014, the amount of accumulated amortization related to the finite-lived intangible assets was approximately $59 million (December 31, 2013 - $43 million).

NOTE 10.	LOANS AND NOTES RECEIVABLE

Loans and notes receivable are financial assets that are carried at amortized cost on the consolidated balance sheets with interest income recognized following the effective interest method on the consolidated statements of income. A loan is considered impaired when, based upon current information and events, it is probable that the partnership will be unable to collect all amounts due for both principal and interest according to the contractual terms of the loan agreement. Loans are evaluated individually for impairment given the unique nature and size of each loan. On a quarterly basis, the partnership’s subsidiaries perform a quarterly review of all collateral properties underlying the loans receivable for each collateralized loan. There is no impairment of loans and notes receivable for the three and nine months ended September 30, 2014.

Loans and notes receivable are generally secured by commercial and other income producing property.

(US$ Millions)	Interest Rate	Maturity Date	Sep. 30, 2014	Dec. 31, 2013
Fixed rate	2.5% - 15.0%	On demand/sale	$7	$21
Variable rate	England Base Rate + 2.0%, 3M Euribor + 2.5%, 3M Euribor + 4%	On demand / completion of construction	84	607
Non-interest bearing		On demand	90	―
			$181	$628

Current		On demand to 2014	$85	$608
Non-current		On completion of construction	96	20
Total loans and notes receivable			$181	$628

In the second quarter of 2014, notes receivable denominated in Euros and carried at amortized cost were repaid to the partnership for cash at par value plus accrued interest.

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NOTE 11.	ACCOUNTS RECEIVABLE AND OTHER

The components of accounts receivable and other are as follows:

(US$ Millions)	Sep. 30, 2014	Dec. 31, 2013
Accounts receivable(1)	$416	$386
Restricted cash and deposits	355	337
Other current assets	348	312
Total accounts receivable and other	$1,119	$1,035
(1)	See Note 29, Related Parties, for further discussion.

Restricted cash and deposits are considered restricted when they are subject to contingent rights of third parties that prevent the assets’ use for current purposes.

NOTE 12.	DEBT OBLIGATIONS

The partnership’s debt obligations include the following:

	Sep. 30, 2014		Dec. 31, 2013
(US$ Millions)	Weighted- Average Rate	Debt Balance	Weighted- Average Rate	Debt Balance
Unsecured facilities
Brookfield Office Properties’ revolving facility	2.4%	$894	3.5%	$336
Brookfield Office Properties’ senior unsecured notes	4.2%	311	4.2%	327
Brookfield Property Partners’ credit facilities	2.5%	2,560	3.0%	496

Funds subscription credit facility	1.8%	81	1.8%	645

Secured debt obligations
Fixed rate	5.3%	10,728	5.1%	10,077
Variable rate	4.5%	9,069	3.9%	9,759
Total debt obligations		$23,643		$21,640

Current		$3,649		$5,120
Non-current		19,994		16,520
Total debt obligations		$23,643		$21,640

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by currency are as follows:

(US$ Millions)	Sep. 30, 2014			Dec. 31, 2013
	U.S. Dollars	Local Currency		U.S. Dollars	Local Currency
U.S. Dollars	$16,853		$16,853	$15,047		$15,047
Canadian Dollars	3,014	C$	3,375	2,845	C$	3,022
Australian Dollars	1,972	A$	2,255	1,711	A$	1,919
Brazilian Reais	811	R$	1,988	743	R$	1,740
British Pounds	820		£506	1,021		£617
Euros	173		€137	273		€199
Total debt obligations	$23,643			$21,640

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NOTE 13.	cAPITAL sECURITIES

The partnership has the following capital securities outstanding as of September 30, 2014 and December 31, 2013:

(US$ Millions, except where noted)	Shares Outstanding	Cumulative Dividend Rate	Sep. 30, 2014	Dec. 31, 2013
Class B Junior Preferred Shares	30,000,000	5.75%	$750	$750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
BPO Class AAA Preferred Shares:
Series G(1)	3,350,000	5.25%	85	110
Series H(1)	7,000,000	5.75%	157	188
Series J(1)	7,000,000	5.00%	157	188
Series K(1)	4,980,000	5.20%	111	142
BOP Split Senior Preferred Shares:
Series 1	1,000,000	5.25%	25	―
Series 2	1,000,000	5.75%	22	―
Series 3	1,000,000	5.00%	22	―
Series 4	1,000,000	5.20%	23	―
Capital Securities – Fund Subsidiaries	―	―	598	491
Total capital securities			$2,450	$2,369

Current			$334	$188
Non-current			2,116	2,181
Total capital securities			$2,450	$2,369
(1)	BPY and its subsidiaries own 1,050,000, 1,000,000, 1,000,000, and 1,020,000 shares of Series G, Series H, Series J, and Series K capital securities as of September 30, 2014, respectively, which has been reflected as a reduction in outstanding shares of the BPO Class AAA Preferred Shares.

The Capital Securities - Fund Subsidiaries represent the equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in the fund which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities – Fund Subsidiaries are measured at redemption amount.

The terms of BPO’s Convertible Preference Shares have been amended such that these shares are exchangeable into BPY Units and no longer convertible into BPO common shares. As discussed previously, in connection with the Arrangement, holders of such securities were given the option, subject to an overall limit of 1,000,000 shares per series and certain other conditions, to exchange their BPO Convertible Preference Shares for BPO Split Senior Preferred Shares. Subsequent to the Arrangement, 1,000,000 such shares of each series were issued in exchange for the same number of BPO Convertible Preference Shares, which are now held by BOP Split.

Capital securities includes $492 million (December 31, 2013 – $518 million) repayable in Canadian Dollars of C$550 million (December 31, 2013 – C$550 million).

Cumulative preferred dividends on the capital securities are payable quarterly, as and when declared by the Board of Directors of Brookfield BPY Holdings Inc. and BPO. On August 12, 2014 the Board of Directors of BPO declared quarterly dividends payable for the BPO Class AAA Series G, H, J and K preferred shares.

As stated in Note 3, holders of outstanding BPO Convertible Preference Shares were given the option to elect to exchange their BPO Convertible Preference shares for BOP Split Senior Preferred Shares. In accordance with IAS 32 and IAS 1, Presentation of Financial Statements, the BOP Split Senior Preferred Shares are presented as current liabilities within capital securities on the condensed consolidated balance sheets as there is a contractual obligation to deliver cash as well as a retraction provision that permits holders of each series of shares to retract the BOP Split Senior Preferred Shares at any time.

The holders of each series of the BOP Split Senior Preferred Shares are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors of BOP Split. Dividends on each series of the BOP Split Senior Preferred Shares are payable quarterly on the last day of March, June, September and December in each year. The first dividend paid on the BOP Split Senior Preferred Shares was for the full quarter ended September 30, 2014.

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NOTE 14.	iNCOME tAXES

The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The major components of income tax expense include the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Current income tax expense/(recovery)	$(34)	$25	$6	$2
Deferred income tax expense	139	35	788	353
Income tax expense	$105	$60	$794	$355

The increase in income tax expense for the three and nine months ended September 30, 2014 compared to the same periods in the prior year primarily relates to an increase in income, an increase in deferred taxes resulting from a change in legislation (which affects the rate at which some of the partnership’s temporary differences will be taxed), and an increase in deferred taxes relating to transactions undertaken in connection with the purchase of additional interests in BPO.

NOTE 15.	aCCOUNTS PAYABLE AND OTHER LIABILITIES

The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Sep. 30, 2014	Dec. 31, 2013
Accounts payable and accrued liabilities	$1,483	$1,541
Other liabilities	131	124
Total accounts payable and other liabilities	$1,614	$1,665

Included in accounts payable and other liabilities are derivative liabilities with a carrying amount of $131 million at September 30, 2014 (December 31, 2013 – $128 million).

NOTE 16.	eQUITY

The partnership’s capital structure is comprised of five classes of partnership units: general partnership units (“GP Units”) and LP Units, redeemable/exchangeable partnership units of the operating partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the operating partnership (“Special LP Units”), and Exchange LP Units. Prior to the Spin-off, equity otherwise not attributable to interests of others in operating subsidiaries and properties had been allocated to Brookfield Asset Management.

a)	General and limited partnership equity

GP Units entitle the holder with the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest, equity enhancement distributions and incentive distributions from the operating partnership. The managing general partner of BPY is Brookfield Property Partners Limited (the “general partner”), a wholly-owned subsidiary of Brookfield Asset Management.

LP Units entitle the holder to their proportionate share of distributions and are listed and publicly traded on the NYSE and the TSX. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the Redeemable/Exchangeable Partnership Units that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the Redeemable/Exchangeable Partnership Units equal to 49% of the total voting power of all outstanding units.

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	General Partnership Units		Limited Partnership Units
(Thousands of units)	Sep. 30, 2014	Dec. 31,2013	Sep. 30, 2014	Dec. 31,2013
Outstanding, beginning of period	139	―	102,522	―
Issued on Spin-off	―	139	―	80,091
Issued on November 1, 2013 for the acquisition of incremental interest in GGP	―	―	―	22,431
Issued on March 20, April 1, and June 9 2014 for the acquisition of incremental BPO shares	―	―	124,637	―
Exchange LP Units exchanged	―	―	16,972	―
Distribution Reinvestment Program	―	―	87	―
Outstanding, end of period	139	139	244,218	102,522

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b)	Units of the operating partnership held by Brookfield Asset Management

Redeemable/Exchangeable Partnership Units

The Redeemable/Exchangeable Partnership Units are non-voting limited partnership interests in the operating partnership and have the same economic attributes in all respects with the LP Units. Beginning on April 15, 2015, the Redeemable/Exchangeable Partnership Units may, at the option of the holder, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the LP Units multiplied by the number of units to be redeemed (subject to certain adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one LP Unit (subject to certain customary adjustments). If the partnership elects not to exchange the Redeemable/Exchangeable Partnership Units for LP Units, the Redeemable/Exchangeable Partnership Units are required to be redeemed for cash. The Redeemable/Exchangeable Partnership Units provide the holder the direct economic benefits and exposures to the underlying performance of the partnership and accordingly to the variability of the distributions of the operating partnership, whereas the partnership’s unitholders have indirect access to the economic benefits and exposures of the operating partnership through direct ownership interest in the partnership which owns a direct interest in the managing general partner units of the operating partnership.

The following table presents changes to the Redeemable/Exchangeable Partnership Units from the beginning of the year:

	Redeemable/Exchangeable Partnership Units
(Thousands of units)	Sep. 30, 2014	Dec. 31, 2013
Outstanding, beginning of period	432,649	―
Issued on Spin-off	―	381,329
Issued on November 15, 2013 for the acquisition of incremental interest in GGP	―	51,320
Outstanding, end of period	432,649	432,649

Special limited partnership units

Prior to August 8, 2013, Property Special LP held 1% of the general partner units of the operating partnership and as part of the reorganization effected on August 8, 2013, these units were converted into 1% Special LP Units. This reorganization was done in order to simplify the partnership’s governance structure and to more clearly delineate the partnership’s governance rights in respect of the operating partnership.

There were 4,759,997 Special LP Units outstanding at September 30, 2014 and December 31, 2013.

c)	Limited partnership units of Brookfield Office Properties Exchange LP

Exchange LP Units were issued in March, April and June 2014 to certain Canadian holders of common shares of BPO who elected to receive such units for BPO common shares tendered in the Offer or the Arrangement by such shareholders. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, subject to their terms and applicable law, for LP Units. An Exchange LP Unit provides a holder thereof with economic terms that are substantially equivalent to those of a LP Unit. Subject to certain conditions and applicable law, Exchange LP will have the right, commencing on the seventh anniversary of the completion of the Arrangement, to redeem all of the then outstanding Exchange LP Units.

The following table presents changes to the Exchange LP Units from the beginning of the year:

	Limited Partnership Units of Brookfield Office Properties Exchange LP
(Millions of units)	Sep. 30, 2014	Dec. 31, 2013
Outstanding, beginning of period	―	―
Issued on March 20, April 1, and June 9 2014 for the acquisition of incremental BPO shares	48,126	―
Exchange LP Units exchanged (1)	(16,972)	―
Outstanding, end of period	31,154	―
(1)	Approximately 17 million Exchange LP Units issued for the acquisition of incremental BPO shares are held by an indirect subsidiary of the partnership.

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d)	Distributions

Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

		Three months ended Sep. 30,				Nine months ended Sep. 30,
(US$ Millions, except per unit information)		2014		2013		2014		2013(1)
General partner	$	―	$	―	$	―	$	―
Limited partners		61		20		141		30
Holders of:
Redeemable/exchangeable partnership units		108		95		324		143
Special limited partnership units		2		2		4		4
Limited partnership units of Exchange LP		7		―		16		―
Total distributions		178		117		485		177
Per unit(2)		$0.25		$0.25		$0.75		$0.38
(1)	For the period from April 15, 2013, the date of the Spin-off, to September 30, 2013.
(2)	Per unit outstanding on the record date for each.

e)	Earnings per unit

The partnership’s net income per LP Unit and weighted average units outstanding are calculated as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(in Millions)	2014	2013	2014	2013
Net income attributable to limited partners – basic	$335	$39	$664	$83
Dilutive effect of conversion of BPO convertible preference shares	3	―	3	―
Net income attributable to limited partners – diluted	$338	$39	$667	$83

Weighted average units outstanding – basic	243.9	80.1	193.3	80.1
Dilutive effect of conversion of BPO convertible preference shares(1)	27.1	―	11.4	―
Weighted average units outstanding - diluted	271.0	80.1	204.7	80.1
(1)	The calculation of diluted earnings per unit of the partnership also includes the dilutive impact of the BPO Convertible Preference Shares as such shares, subsequent to the Arrangement, are convertible into BPY Units.

NOTE 17.	NON-CONTROLLING INTERESTS

Non-controlling interests consists of the following:

(US$ Millions)	Sep. 30, 2014	Dec. 31, 2013
Redeemable/exchangeable and special limited partnership units	$12,284	$11,092
Limited partnership units of Exchange L.P.	704	―
Interest of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management	25	25
Preferred equity of subsidiaries	1,390	1,614
Non-controlling interests in subsidiaries and properties	4,903	9,727
Total interests of others in operating subsidiaries and properties	6,318	11,366
Total non-controlling interests	$19,306	$22,458

Non-controlling interests in subsidiaries and properties consist of the following:

		Proportion of economic interests held by non-controlling interests
(US$ Millions)	Principal Place of Business	Sep. 30, 2014	Dec. 31, 2013	Sep. 30, 2014	Dec. 31, 2013
Brookfield Office Properties(1)	U.S., Canada, Australia, U.K	―	51%	$1,193	$6,723
Brookfield Brazil Retail Fundo de Investimento em Participações	Brazil	65%	65%	829	936
IDI Realty, LLC	U.S.	72%	72%	876	801
Gazeley Limited	U.K., Germany, France, Italy, Spain	70%	72%	323	254
BREF ONE, LLC	U.S., Bahamas	67%	67%	352	369
BSREP CXTD Holdings L.P.	China	68%	―	423	―
Others	Various	18%-73%	18%-88%	907	644
Total non-controlling interests in subsidiaries and properties				$4,903	$9,727
(1)	Includes non-controlling interests in BPO subsidiaries which vary from 0.6%-50.0%.

As of June 9, 2014, pursuant the Offer and the Arrangement, BPY owns 100% of the issued and outstanding common shares of BPO resulting in a corresponding reduction in the proportion of the economic interests in BPO’s common shares held by non-controlling interests from 51% at December 31, 2013 to nil.

20

NOTE 18.	COMMERCIAL PROPERTY REVENUE

The components of commercial property revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Base rent	$658	$649	$1,967	$1,950
Straight-line rent	27	17	77	73
Lease termination	1	1	13	1
Other	60	54	154	156
Total commercial property revenue	$746	$721	$2,211	$2,180

NOTE 19.	INVESTMENT AND OTHER REVENUE

The components of investment and other revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Fee revenue	$1	$12	$17	$39
Dividend income	14	1	36	3
Interest income	2	6	82	37
Participating loan interests	13	14	40	27
Other	28	―	149	26
Total investment and other revenue	$58	$33	$324	$132

NOTE 20.	DIRECT COMMERCIAL PROPERTY EXPENSE

The components of direct commercial property expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Employee compensation and benefits	$27	$18	$96	$70
Property maintenance	160	146	472	427
Real estate taxes	101	94	298	283
Ground rents	10	8	27	25
Other	16	14	66	73
Total direct commercial property expense	$314	$280	$959	$878

NOTE 21.	DIRECT HOSPITALITY EXPENSE

The components of direct hospitality expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Employee compensation and benefits	$68	$95	$213	$286
Marketing and advertising	9	9	32	35
Cost of food, beverage, and retail goods sold	16	22	52	64
Maintenance and utilities	28	26	75	76
Other	70	92	234	297
Total direct hospitality expense	$191	$244	$606	$758

NOTE 22.	depreciation and amortization

The components of depreciation and amortization expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Depreciation and amortization of real estate assets	$29	$32	$85	$97
Depreciation and amortization of non-real estate assets	8	8	28	30
Total depreciation and amortization	$37	$40	$113	$127

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NOTE 23.	administration and other expense

The components of administration and other expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Employee compensation and benefits	$39	$42	$102	$102
Management fees	27	12	70	23
Other	24	46	97	86
Total administration and other expense	$90	$100	$269	$211

NOTE 24.	fair value gains, net

The components of fair value gains, net, are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Investment properties	$662	$156	$1,958	$764
Financial instruments and other	119	29	405	11
Total fair value gains, net	$781	$185	$2,363	$775

NOTE 25.	share- based compensation

Immediately following the Arrangement, options and other share-based compensation awards outstanding at BPO as of the acquisition date were redeemed for cash and/or exchanged for new share-based compensation plans linked to interests in the partnership. Since inception, the partnership has incurred $4 million of expense in connection with its share-based compensation plans which are summarized below.

a)	BPY Unit Option Plan

Awards under the BPY Unit Option Plan (“BPY Awards”) generally vest 20% per year over a period of five years and expire 10 years after the grant date, with the exercise price set at the time such options were granted and generally equal to the market price of an LP Unit on the NYSE on the last trading day preceding the grant date. Upon exercise of a vested BPY Award, the participant is entitled to receive a cash payment equal to the amount by which the fair market value of an LP Unit at the date of exercise exceeds the exercise price of the BPY Award. Subject to a separate adjustment arising from forfeitures, the estimated expense is revalued every reporting period using the Black-Scholes model as a result of the cash settlement provisions of the plan. In terms of measuring expected life of the BPY Awards with various term lengths and vesting periods, BPY will segregate each set of similar BPY Awards and, if different, exercise price, into subgroups and apply a weighted average within each group.

As of September 30, 2014, the total number of BPY Awards granted was 22,246,624 with a weighted average exercise price of $19.72.

Consequences for BPO option holders:

i.	For holders of vested in-the-money BPO options: Each participant’s vested in-the-money BPO options were redeemed for a total cash payment of $92 million, which is equal to the in-the-money amount on the transaction closing date of June 9, 2014 (the “Closing Date”);
ii.	For holders of unvested in-the-money BPO options: Each participant was granted BPY Awards equivalent in number to the outstanding BPO options held prior to the Closing Date. The grant price was equal to the closing price of a BPY Unit on the NYSE on the last trading day prior to the Closing Date less the in-the-money amount of the exchanged BPO Options on the Closing Date. These BPY Awards have expiry dates and vesting terms consistent with the unvested BPO options exchanged;
iii.	For holders of out-of-the money BPO options: Each participant was granted BPY Awards equivalent in number to the outstanding out-of-the money BPO options (vested and unvested) held prior to the Closing Date. The exercise price was equal the closing price of a BPY Unit on the NYSE on the last trading day prior to the Closing Date. These BPY Awards have a 10-year term and a 5-year vesting period;
iv.	For participants receiving 2013 compensation: New share-based compensation awards were granted on the Closing Date related to 2013 performance to participants. These BPY Awards have an exercise price equal to the closing price of a BPY share on the NYSE on the last trading day prior to the Closing Date and a 10-year term and 5-year vesting period. Participants were given the option to receive a portion of their 2013 compensation in restricted LP Units (as discussed below).

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The partnership estimated the fair value of the BPY Awards granted during the year using the Black-Scholes valuation model. The following assumptions were utilized:

		Sep. 30, 2014
Weighted average unit price on the date of measurement	US$	21.07
Weighted average fair value per option	US$	2.58
Average term to exercise	In Years	6.61
Unit price volatility	%	30
Liquidity discount	%	25
Weighted average of expected annual dividend yield	%	6.5
Risk-free rate	%	2.11%

b)	Restricted BPY LP Unit Plan

The Restricted BPY LP Unit Plan provides for awards to participants of LP Units purchased on the NYSE (“Restricted Units”). Under the Restricted BPY LP Unit Plan, units awarded generally vest over a period of five years, except as otherwise determined or for Restricted Units awarded in lieu of a cash bonus as elected by the participant, which may vest immediately. The estimated total compensation cost measured at grant date is evenly recognized over the vesting period of five years.

As of September 30, 2014, the total number of Restricted Units granted was 485,698 with a weighted average exercise price of US$20.81.

c)	Restricted BPY LP Unit Plan (Canada)

The Restricted BPY LP Unit Plan (Canada) is substantially similar to the Restricted BPY LP Unit Plan described above, except that it is for Canadian employees, there is a five year hold period, and purchases of units are made on the TSX instead of the NYSE.

As of September 30, 2014, the total number of Canadian Restricted Units granted was 19,410 with a weighted average exercise price of C$22.14.

NOTE 26.	other comprehensive (LOSS) income

Other comprehensive (loss) income consists of the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Items that may be reclassified to net income:
Foreign currency translation
Net unrealized foreign currency translation gains (losses) in respect of foreign operations, net of income taxes	$(630)	$188	$(366)	$(630)
Gains (losses) on hedges of net investments in foreign operations, net of income taxes for the three and nine months ended Sep. 30, 2014 of $53 million and $22, respectively (2013 – $2 million and $2 million, respectively) (1)	258	(62)	130	7
	(372)	126	(236)	(623)
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for the three and nine months ended Sep. 30, 2014 of $4 million and $35 million, respectively (2013 - $3 million and $27 million)	(2)	3	(93)	114
Reclassification of gains on derivatives designated as cash flow hedges, net of income taxes	―	2	―	8
	(2)	5	(93)	122
Available-for-sale securities
Net change in unrealized gains (losses) on available-for-sale securities, net of income taxes	1	(1)	4	5
	1	(1)	4	5
Equity accounted investments
Share of unrealized foreign currency translations gains (losses) in respect of foreign operations, net of income taxes	(72)	55	(19)	17
	(72)	55	(19)	17
Total other comprehensive (loss) income	$(445)	$185	$(344)	$(479)
(1)	Unrealized gains (losses) on a number of hedges of net investments in foreign operations are with a related party.

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NOTE 27.	OBLIGATIONS guarantees, contingencies and other

In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

The partnership’s operating subsidiaries have also agreed to indemnify their directors and certain of their officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. On July 18, 2014, the partnership settled a specific litigation for $24 million (A$27 million) that was being pursued against one of the partnership’s subsidiaries related to security on a defaulted loan. The $24 million (A$27 million) has been fully provided for in the partnership’s September 30, 2014 consolidated financial statements.

At September 30, 2014, the partnership has commitments totaling approximately C$439 million for the development of Bay Adelaide East in Toronto and Brookfield Place East Tower in Calgary, approximately A$200 million for the development of Brookfield Place Perth Tower 2, and approximately £421 million for the development of London Wall Place and Principal Place Commercial in London.

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

NOTE 28.	financial instruments
a)	Derivatives and hedging activities

The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:

•	foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, and Euro denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;
•	interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and
•	interest rate caps to hedge interest rate risk on certain variable rate debt.

The partnership also designates Canadian Dollar financial liabilities of certain of its operating entities as hedges of its net investments in its Canadian operations.

Interest Rate Hedging

The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of September 30, 2014 and December 31, 2013:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates		Fair value
Sep. 30, 2014	Interest rate caps of US$ LIBOR debt	$2,121	3.0% to 5.8%	Dec. 2015 to Oct. 2018	$	―
	Interest rate swaps of US$ LIBOR debt	483	0.6% to 2.2%	Dec. 2015 to Nov. 2020		(4)
	Interest rate swaps of £ LIBOR debt	237	1.1% to 2.1%	Sep. 2017 to Dec. 2018		2
	Interest rate swaps of A$ BBSW/BBSY debt	586	3.5% to 5.9%	Jan. 2016 to Jul. 2017		(28)
	Interest rate swaps of € EURIBOR debt	52	0.7% to 1.4%	Oct. 2017 to Feb. 2021		2
	Forecast fixed rate debt interest rate swaps	1,995	2.3% to 4.9%	Nov. 2024 to Jun. 2029		(183)
	Forecast fixed rate debt interest rate swaps (C$)	45	2.8%	Dec. 2024		(1)
Dec. 31, 2013	Interest rate swaps of fixed US$ debt	$1,505	2.3% and 4.7%	Jun. 2024 to Jun. 2026		$(32)
	Interest rate swaps of fixed C$ debt	47	2.8%	Dec. 2024		3
	Interest rate swaps of US$ LIBOR debt	784	0.6% - 2.2%	May 2014 to Nov. 2020		(1)
	Interest rate caps of US$ LIBOR debt	2,246	1.8% - 5.8%	Jan. 2014 to Oct. 2018		2
	Interest rate swaps of £ LIBOR debt	222	1.1%	Sep. 2017		3
	Interest rate swaps of A$ BBSW/BBSY debt	936	3.5% - 5.9%	Jan. 2014 to Jul. 2017		(37)

For the three and nine months ended September 30, 2014 and 2013, the amount of hedge ineffectiveness recorded in interest expense in connection with the partnership’s interest rate hedging activities was not significant.

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Foreign Currency Hedging

The partnership has derivatives designated as net investment hedges of its investments in foreign subsidiaries. As of September 30, 2014, the partnership had hedged a notional amount of £936 million (December 31, 2013 – £770 million) at rates between £0.59/$ and £0.63/$ using foreign currency forward contracts maturing between October 2014 and October 2015. In addition, as of September 30, 2014, the partnership had hedged a notional amount of €135 million (December 31, 2013 – €550 million) at rates between €0.75/$ and €0.76/$ using foreign currency forward contracts maturing between December 2014 and August 2015. The partnership had also hedged, as of September 30, 2014, a notional amount of A$1,550 million (December 31, 2013 – A$535 million) at rates between A$1.06/$ and A$1.15/$, as well as a notional amount of $99 million (December 31, 2013 – nil) at a rate of £0.60/$ and a notional amount of $64 million (December 31, 2013 – nil) at a rate of ₨0.016/$ using foreign currency forward contracts maturing between October 2014 and August 2015.

The fair value of the partnership’s outstanding foreign currency forwards designated as net investment hedges as of September 30, 2014 is a gain of $87 million (December 31, 2013 – loss of $27 million).

In addition, as of September 30, 2014, the partnership had designated C$1,496 million (December 31, 2013 – C$900 million) of Canadian Dollar financial liabilities as hedges against the partnership’s net investment in Canadian operations.

The partnership also entered into foreign currency forward arrangements to hedge certain Canadian Dollar, British Pound and U.S. Dollar cash flows. As of September 30, 2014, the partnership hedged a notional amount of C$135 million at C$1.11/$ with a maturity date of March 2015, as well as £158 million at £0.62/$ with a maturity date of October 2014. In addition, the partnership hedged $141 million at rates between $0.59/£ and $0.62/£ with maturity dates between October and December 2014. The fair value of these outstanding foreign currency forwards as of September 30, 2014 is a loss of $2 million (December 31, 2013 – loss of $27 million).

Other Derivatives

The following table provides details of the partnership’s other derivatives that have been entered into to manage financial risks as of September 30, 2014 and December 31, 2013:

(US$ millions)	Derivative type	Notional (2)	Maturity dates	Rates		Fair value (gain)/loss	Classification of gain/loss
Sep. 30, 2014	Interest rate caps	$400	Mar. 2016	3.65%	$	―	General and administrative expense
	Interest rate caps	350	Jul. 2017	3.25%		―	General and administrative expense
Dec. 31, 2013	Total return swap(1)	$1	―	―		$(5)	General and administrative expense
	Interest rate caps	400	Mar. 2016	3.65%		―	General and administrative expense
	Interest rate caps	882	Apr. 2014	2.50%		―	General and administrative expense
	Interest rate caps	2,270	Apr. 2014	4.50%		―	General and administrative expense

(1) Relates to the total return swap on BPO’s shares in connection with its deferred share unit plans which was settled for C$1.4 million during the second quarter of 2014.

(2)	The total return swap is presented at fair value.

The other derivatives have not been designated as hedges for accounting purposes.

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b)	Measurement and classification of financial instruments

Classification and Measurement

The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the interim condensed consolidated financial statements:

			Sep. 30, 2014		Dec. 31, 2013
(US$ Millions)	Classification	Measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Participating loan interests	Loans and receivables	Amortized cost	$639	$639	$747	$747
Loans and notes receivable	Loans and receivables	Amortized cost	181	181	628	628
Other non-current assets
Securities designated as FVTPL	FVTPL	Fair Value	1,948	1,948	1,068	1,068
Derivative assets	FVTPL	Fair Value	1,108	1,108	868	868
Securities designated as AFS	AFS	Fair Value	148	148	124	124
Other receivables	Loans and receivables	Amortized cost	―	―	95	95
Accounts receivable and other
Other receivables	Loans and receivables	Amortized cost	1,119	1,119	1,035	1,035
Cash and cash equivalents	Loans and receivables	Amortized cost	1,304	1,304	1,368	1,368
Total financial assets			$6,447	$6,447	$5,933	$5,933

Financial liabilities
Debt obligations	Other liabilities	Amortized cost	$23,643	$24,692	$21,640	$22,003
Capital securities	Other liabilities	Amortized cost	2,450	2,512	2,369	2,380
Other non-current liabilities
Other non-current financial liabilities	Other liabilities	Amortized cost(1)	410	410	250	250
Accounts payable and other liabilities	Other liabilities	Amortized cost(2)	1,614	1,614	1,665	1,665
Total financial liabilities			$28,117	$29,228	$25,924	$26,298
(1)	Includes derivative liabilities measured at fair value of approximately $90 million and nil as of September 30, 2014 and December 31, 2013, respectively.
(2)	Includes derivative liabilities measured at fair value of approximately $131 million and $128 million as of September 30, 2014 and December 31, 2013, respectively.

Fair Value Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

		Sep. 30, 2014							Dec. 31, 2013
(US$ Millions)	Level 1		Level 2		Level 3		Total	Level 1		Level 2		Level 3		Total
Financial assets
Participating loan interests – embedded derivative	$	―	$	―		$45	$45	$	―	$	―		$56	$56
Securities designated as FVTPL		―		4		1,944	1,948		―		―		1,068	1,068
Securities designated as AFS		―		―		148	148		―		―		124	124
Derivative assets		―		124		1,081	1,205		―		70		868	938
Total financial assets	$	―		$128		$3,218	$3,346	$	―		$70		$2,116	$2,186

Financial liabilities
Accounts payable and non-current other liabilities		―		221		―	221		―		128		―	128
Total financial liabilities	$	―		$221	$	―	$221	$	―		$128	$	―	$128

There were no transfers between levels during the nine months ended September 30, 2014 and year ended December 31, 2013.

The following table presents the change in the balance of financial assets and financial liabilities classified as Level 3 as of September 30, 2014 and December 31, 2013:

26

	Sep. 30, 2014			Dec. 31, 2013
(US$ Millions)	Financial Assets	Financial Liabilities		Financial Assets	Financial Liabilities
Balance, beginning of period	$2,116	$	―	$1,709		$54
Acquisitions	527		―	353		―
Dispositions	(9)		―	(85)		(54)
Fair value gains, net and OCI	584		―	149		―
Other	―		―	(10)		―
Balance, end of period	$3,218	$	―	$2,116	$	―

NOTE 29.	related parties

In the normal course of operations, the partnership enters into transactions with related parties on market terms. These transactions have been measured at exchange value and are recognized in the interim condensed consolidated financial statements.

The immediate parent of the partnership is the general partner. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include the partnership’s and Brookfield Asset Management’s subsidiaries and operating entities.

Since the Spin-off, the partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, on a quarterly basis, the partnership pays a base management fee (“base management fee”), to the service providers equal to $12.5 million per quarter ($50 million annually). The base management fee for 29. <the three and nine months ended September 30, 2014 was $12.5 million and $37.5 million, respectively. The base management fee for the period from Spin-off through September 30, 2013 was $23 million.

Additionally, the partnership pays a quarterly equity enhancement distribution to Special L.P., a wholly-owned subsidiary of Brookfield Asset Management, of 0.3125% of the amount by which the operating partnership’s total capitalization value at the end of each quarter exceeds its total capitalization value immediately following the Spin-off, subject to certain adjustments. For purposes of calculating the equity enhancement distribution at each quarter-end, the capitalization of the partnership is equal to the volume-weighted average of the closing prices of the partnership’s units on the NYSE (or other exchange or market where the partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield Asset Management’s interest in the partnership into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and the operating partnership and certain holding entities held directly by the operating partnership. The equity enhancement distribution for the three and nine months ended September 30, 2014 was $14 million and $33 million, respectively. The equity enhancement distribution for the period from Spin-off to September 30, 2013 was nil.

The following table summarizes transactions with related parties:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Commercial property revenue(1)	$3	$2	$10	$6
Interest and other income	11	9	40	28
Interest expense on debt obligations	2	4	8	10
Interest on capital securities paid to Brookfield Asset Management	21	19	61	36
Administration and other expense (2)	44	59	126	124

(US$ Millions)	Sep. 30, 2014	Dec. 31, 2013
Participating loan interests	$639	$747
Loans and notes receivable(3)	88	293
Receivables and other assets	168	11
Debt obligations	260	341
Other liabilities	149	98
Capital securities owned by Brookfield Asset Management	1,250	1,250
Preferred shares held by Brookfield Asset Management	25	25

(1) Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with our private funds, and administrative services.
(3)	Includes $88 million receivable from Brookfield Asset Management upon the earlier of the partnership's exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.
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NOTE 30.	Subsidiary PUBLIC ISSUERS

BOP Split was incorporated for the purpose of being an issuer of preferred shares and owning the Purchasers’ additional investment in BPO common shares. Pursuant to the terms of the Arrangement, holders of outstanding BPO Convertible Preference Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All shares issued by BOP Split are retractable by the holders at any time for cash.

The following table provides consolidated summary financial information for the partnership, BOP Split, and the Holding Entities:

(US$ Millions) For the three months ended Sep. 30, 2014		Brookfield Property Partners L.P.		Brookfield Property Split Corp.	Holding Entities(3)	Other Subsidiaries	Consolidating Adjustments(2)	Brookfield Property Partners L.P. consolidated
Revenue	$	―	$	―	$78	$1,040	$(78)	$1,040
Net income attributable to unitholders(1)		350		333	978	567	(1,250)	978

For the three months ended Sep. 30, 2013
Revenue	$	―	$	―	$53	$1,048	$(53)	$1,048
Net income attributable to unitholders(1)		40		―	235	182	(222)	235

For the nine months ended Sep. 30, 2014
Revenue	$	―	$	―	$225	$3,310	$(225)	$3,310
Net income attributable to unitholders(1)		723		615	2,242	1,402	(2,740)	2,242

For the nine months ended Sep. 30, 2013
Revenue	$	―	$	―	$99	$3,266	$(99)	$3,266
Net income attributable to unitholders(1)		62		―	717	618	(680)	717

(1) Includes net income attributable to limited partners, general partner, non-controlling interest - redeemable/exchangeable and special limited partnership units and non-controlling interest - Limited partnership units of Exchange LP.

(2) Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(3) Includes Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited and BPY Bermuda Holdings II Limited.

(US$ Millions) As of Sep. 30, 2014		Brookfield Property Partners L.P.		Brookfield Property Split Corp.	Holding Entities	Other Subsidiaries		Consolidating Adjustments	Brookfield Property Partners L.P. consolidated
Current assets	$	―	$	―	$150	$2,358	$	―	$2,508
Non-current assets		6,713		5,502	21,137	52,972		(33,352)	52,972
Current liabilities		―		―	180	5,417		―	5,597
Non-current liabilities		―		3,164	2,328	19,299		―	24,791
Equity attributable to non-controlling interests of others in perating subsidiaries and properties		―		―	5	6,313		―	6,318
Equity attributable to unitholders(1)		6,713		2,338	18,774	24,301		(33,352)	18,774

As of Dec. 31, 2013
Current assets	$	―	$	―	$6	$3,005	$	―	$3,011
Non-current assets		2,590		―	15,330	49,435		(17,920)	49,435
Current liabilities		―		―	109	6,864		―	6,973
Non-current liabilities		―		―	1,598	18,885		―	20,483
Equity attributable to non-controlling interests of others in operating subsidiaries and properties		―		―	5	11,361		―	11,366
Equity attributable to unitholders(1)		2,590		―	13,624	15,330		(17,920)	13,624

(1) Includes net income attributable to limited partners, general partner, non-controlling interest - redeemable/exchangeable and special limited partnership units and non-controlling interest - Limited partnership units of Exchange LP.

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NOTE 31.	SEGMENT INFORMATION

a)	Operating segments

IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. Prior to April 1, 2014, the partnership managed the business in the following operating segments: i) Office, ii) Retail, iii) Multi-family, Industrial, and Hotels. As discussed in Note 2(c), the partnership realigned its operating segments as a result of changes to the organizational structure of its businesses, following the acquisition of additional interests in BPO. Accordingly, and as of September 30, 2014, the partnership has the following six operating segments that are independently and regularly reviewed and managed by the CODM: i) Office, ii) Retail, iii) Industrial, iv) Multi-family, v) Hotels and vi) Corporate.

b)	Basis of measurement

The CODM measures and evaluates the performance of the partnership’s operating segments based on net operating income (“NOI”) and funds from operations (“FFO”), and net income and equity attributable to unitholders. These performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies and organizations. The partnership defines these measures as follows:

i.	NOI: revenues from properties in the partnership’s commercial and hospitality operations less direct property expenses.
ii.	FFO: net income, prior to realized gains (losses) on the sale of investment properties, fair value changes, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures/associates.
iii.	Net income attributable to unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units. For the period prior to the Spin-off of the partnership on April 15, 2013, net income attributable to unitholders represented net income attributable to Brookfield Asset Management.
iv.	Equity attributable to unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

c)	Reportable segment measures

The following summaries present certain financial information regarding our operating segments for the three and nine month periods ended September 30, 2014 and 2013.

(US$ Millions)	Total revenue		NOI		FFO
Three months ended Sep. 30,	2014	2013	2014	2013	2014	2013
Office	$648	$638	$346	$358	$145	$89
Retail	48	41	28	24	101	68
Industrial	60	27	35	36	9	5
Multi-family	46	34	23	18	6	4
Hotels	238	308	45	55	2	5
Corporate	―	―	―	―	(91)	(47)
Total	$1,040	$1,048	$477	$491	$172	$124

(US$ Millions)	Total revenue		NOI		FFO
Nine months ended Sep. 30,	2014	2013	2014	2013	2014	2013
Office	$2,110	$1,952	$1,042	$1,092	$410	$289
Retail	133	118	79	78	319	205
Industrial	149	68	65	56	14	5
Multi-family	137	118	66	62	17	11
Hotels	781	1,004	169	210	23	28
Corporate	―	6	―	―	(239)	(98)
Total	$3,310	$3,266	$1,421	$1,498	$544	$440

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of September 30, 2014 and December 31, 2013:

	Total assets		Total liabilities		Total equity attributable to unitholders
(US$ Millions)	Sep. 30, 2014	Dec. 31, 2013	Sep. 30, 2014	Dec. 31, 2013	Sep. 30, 2014	Dec. 31, 2013
Office	$36,617	$34,725	$17,845	$17,509	$15,693	$7,910
Retail	10,531	9,492	821	848	8,455	7,704
Industrial	2,950	2,759	1,272	1,241	458	463
Multi-family	1,735	1,745	1,089	1,166	256	192
Hotels	3,469	3,630	2,731	3,069	389	270
Corporate	178	95	6,630	3,623	(6,477)	(2,915)
Total	$55,480	$52,446	$30,388	$27,456	$18,774	$13,624
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The following summary presents a reconciliation of NOI and FFO to net income for the three and nine months ended September 30, 2014 and 2013:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2014	2013	2014	2013
Commercial property revenue	$746	$721	$2,211	$2,180
Hospitality revenue	236	294	775	954
Direct commercial property expense	(314)	(280)	(959)	(878)
Direct hospitality expense	(191)	(244)	(606)	(758)
NOI	477	491	1,421	1,498
Investment and other revenue	58	33	324	132
Share of equity accounted income - FFO	111	103	384	302
Interest expense	(298)	(275)	(893)	(818)
Administration and other expense	(90)	(100)	(269)	(211)
Depreciation and amortization of non-real estate assets	(8)	(8)	(28)	(30)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(78)	(120)	(395)	(433)
FFO (1)	172	124	544	440
Depreciation and amortization of real estate assets	(29)	(32)	(85)	(97)
Fair value gains, net	781	185	2,363	775
Share of equity accounted income - non-FFO	147	60	405	255
Share of equity accounted income - income taxes	(1)	(14)	(3)	(14)
Income tax expense	(105)	(60)	(794)	(355)
Non-controlling interests of others in operating subsidiaries and properties - non-FFO	17	(52)	(352)	(368)
Non-controlling interests of others in operating subsidiaries in income tax expense	(4)	24	164	81
Net income attributable to unitholders(2)	978	235	2,242	717
Non-controlling interests of others in operating subsidiaries and properties	65	148	583	720
Net income	$1,043	$383	$2,825	$1,437
(1)	FFO represents interests attributable to LP Units, Exchange LP Units, Redeemable/Exchangeable Units and Special LP Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Units and Special LP Units are presented as non-controlling interests in the condensed consolidated statements of income.
(2)	Includes net income attributable to general partner, limited partners, non-controlling interest – redeemable/exchangeable and special limited partnership units, and non-controlling interest – Limited partnership Units of Brookfield Office Properties Exchange LP.

NOTE 32.	Subsequent eventS

On October 16, 2014, the partnership completed the acquisition of Capital Automotive (“CARS”), a 15.6-million-square-foot portfolio of more than 300 triple-net-leased automotive dealerships across the U.S. At the time of closing, CARS is estimated to have a fair value of approximately $4.3 billion.

In addition, on October 22, 2014, the partnership closed the acquisition of a 4,000-unit multi-family portfolio in Manhattan at a purchase price of approximately $1.0 billion.

On October 23, 2014, BPO completed a preferred share issuance in the amount of C$300 million. BPO issued 12.0 million Preferred Shares, Series AA at a price of C$25.00 per share yielding 4.75% per annum for the initial period ending December 31, 2019.

On October 31, 2014, BPO sold Continental Center II in Houston for proceeds of $58 million.

On November 5, 2014, the partnership acquired a portfolio of high-quality office parks consisting of approximately 16.8 million square feet, in India for an acquisition price of approximately $770 million.

The partnership’s acquisitions of CARS, the multi-family portfolio in Manhattan, and office parks in India are all accounted for as business combinations in accordance with IFRS 3. The partnership is currently in the process of completing initial accounting for these newly acquired investment platforms. Considering their size and complexity, information that is readily available for disclosure is limited.

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